Exhibit 99.2

DEGOLYER AND MACNAUGHTON
500 I SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

DEGOLYER AND MACNAUGHTON
500 I SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 6, 2015

QEP Energy Company
1050 17th Street
Suite 500
Denver, Colorado 80265

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2014, of certain selected properties in which QEP Energy Company (QEP) has represented that it owns an interest. This evaluation was completed on February 6, 2015. QEP has represented that these properties account for 9.5 percent on a thousand barrels of oil equivalent basis of QEP's net proved reserves as of December 31, 2014. The properties are located in Texas. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-lO(a) (1}-(32) of Regulation S--X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by QEP.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by QEP after deducting all interests owned by others.

Estimates of oil, condensate, NGL, and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with QEP personnel, from QEP files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by QEP with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located. Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold

DEGOLYER AND MACNAUGHTON

interests according to processing agreements. Oil, condensate, and NGL reserves included in this report are expressed in terms of barrels representing 42 United States gallons per barrel.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-lO(a) (1}-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

DEGOLYER AND MACNAUGHTON

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on December 31, 2014. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2014, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2014, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2014. Production data through September 2014 were available for most properties.

Our estimates of QEP's net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcD, and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2014
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)	Oil Equivalent (Mboe)
Proved
Developed Producing	13,984	6,282	34,496	26,349
Developed Nonproducing	70	38	220	144
Undeveloped	20,943	7,706	44,825	36,120
Total Proved	34,997	14,026	81,541	62,613

Note: Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, capital costs, and abandonment costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by QEP. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

Oil, Condensate, and NGL Prices

DEGOLYER AND MACNAUGHTON

Oil, condensate, and NGL prices were calculated using specified differentials for each lease to a price of $94.99 per barrel. No escalation was applied to the prices. The West Texas Intermediate Cushing price of $94.99 per barrel is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The volume-weighted average price for the proved reserves over the lives of the properties was $87.17 per barrel for oil and condensate. The volume-weighted average price for the proved reserves over the lives of the properties was $34.26 per barrel for NGL.

Natural Gas Prices
Natural gas prices were calculated using specified differentials and British thermal unit factors for each lease supplied by QEP to a Henry Hub price of $4.35 per million British thermal units (MMBtu). No escalation was applied to the prices. The Henry Hub gas price of $4.35 per MMBtu is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2014. The volume-weighted average price for the proved reserves over the lives of the properties was $3.807 per thousand cubic feet of gas.

Production and Ad Valorem Taxes
Production taxes are calculated using the tax rates for Texas, including where appropriate, abatements for enhanced recovery programs. Ad valorem taxes are calculated using rates provided by QEP based on recent payments.

Operating Expenses, Capital Costs, and Abandonment Costs
Operating expenses and capital costs, based on information provided by QEP, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. Abandonment costs were included for all properties. These costs were not escalated for inflation.

The estimated future revenue and expenditures attributable to the production and sale of QEP's net proved reserves of the properties appraised, as of December 31, 2014, are summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	1,572,779	8,175	2,260,524	3,841,478
Production and Ad Valorem Taxes	107,885	562	153,252	261,699
Operating Expenses	524,004	2,251	448,664	974,919
Capital and Abandonment Costs	9,590	25	823,056	832,671
Future Net Revenue	931,300	5,337	835,552	1,772,189
Present Worth at 10 Percent	552,041	3,550	167,278	722,869

Note: Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2014, estimated oil and gas reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-lO(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into

DEGOLYER AND MACNAUGHTON

account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, · are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in QEP. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of QEP. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to QEP dated February 6, 2015, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2. That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 30 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves, P.E.
Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton